NIESAR & VESTAL LLP
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File No. 3668
January 21, 2010

H. Roger Schwall
Anne Nguyen Parker
Norman Gholson
Karl Hiller
Craig Arakawa
Ronald Winfrey
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	AsherXino Corporation
Form 10, Amendment No. 3 filed December 16, 2009
File No. 0-10965

Dear Ladies and Gentlemen:

On December 16, 2009 AsherXino Corporation (the “Company”) filed the third amendment to its Registration Statement on Form 10A (“Form 10A”).  By letter dated January 14, 2010, the Company received comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the Form 10A.  Accordingly, on behalf of the Company, we are filing Amendment No. 4 to the Form 10 (the “Amendment”) concurrently with the filing of this letter.

The Company has made certain changes in the Amendment in response to the Staff’s comments, as discussed below.  For your convenience, we have reproduced below each of the comments contained in the Staff’s letter of January 14, 2010 in italicized text before each of our responses.  We will also provide you with three printed copies of the Amendment marked to show changes as soon as possible.

Form 10, Amendment No. 3 Filed December 16, 2009

Interim Financial Statements

Note 1 – Historical Business Operations and Significant Accounting Policies

1.
We understand from your response to prior comment one that you have adopted the full cost method of accounting for your oil and gas activities.  Please add an accounting policy note describing your application of this methodology, including the ceiling test.  We suggest that you read the guidance in Rule 4-10(c) of Regulation S-X in formulating your disclosure.  Similar disclosure should be made in your periodic reports.

Response:  We have amended Note 1 – Historical Business Operations and Significant Accounting Policies on page F-16 of the Amendment in accordance with your comment.

Engineering Comment

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

YEAR 1 (Project Phase 1) – Authorization For Expenditure (AFE), page 13

2.
Your schedules do not include future dates for the various scenario activities listed.  We had requested these dates in comment 8 of our October 23, 2009 letter.  Also, we had asked for an explanation of timing in comment 2 of our December 4, 2009 letter.  Please amend your document to include the dates and durations that correspond to each of these activities, including those labeled “Pre-Day 1”.  You may discuss this with us for guidance prior to your written response.  Alternatively, you may include the uncertainty of timing for these scenarios and phases in your risk factors.

Response:  We have added a new risk factor on page 7 of the Amendment in accordance with your comment.

Please direct any comments or questions regarding the responses to the Staff’s comment letter dated January 14, 2010 or the Amendment to June Lin or the undersigned at (415) 882-5300, or by fax at (415) 882-5400.

Very truly yours,
/s/ Gerald V. Niesar
Gerald V. Niesar

cc:  Bayo Odunuga, Chief Executive Officer, AsherXino Corporation